March 2, 2007

Via U.S. Mail and Facsimile

Robert J. Koehler
Chief Executive Officer
SGL CARBON Aktiengesellschaft
Rheingaustrasse 182
D-65203 Wiesbaden
Germany


RE:		SGL CARBON Aktiengesellschaft
		Form 20-F for the fiscal year ended December 31, 2005 Response letter dated February 2, 2007
		File No. 1-14398

Dear Mr. Koehler:

      We have reviewed your response letter dated February 2, 2007, and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We refer you to the third paragraph of your response to our prior comment 1. Please describe for us with greater specificity the types of ordinary industrial commodities and services to which you refer.


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Division of Corporation Finance

		Christian Schwarz
		SGL CARBON Aktiengesellschaft
		Rheingaustrasse 182
	D-65203 Wiesbaden
	Germany

Robert J. Koehler
SGL CARBON Aktiengesellschaft
March 2, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE